EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Inland Real Estate Corporation:

We consent to the use of our report dated March 14, 2005, with respect to the consolidated balance sheets of Inland Real Estate Corporation as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and related financial statement schedule as of December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated by reference herein.

KPMG LLP

Chicago, Illinois
September 19, 2005